SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 3)

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

An-Yen Hu

c/o Benchmark Capital

2965 Woodside Road

Woodside, California 94062

(650) 854-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP NO. 96209A104	13 D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

7,737,465 shares of Class A Common Stock of Issuer (“Common Stock”), except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP AIV, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), and Mitchell H. Lasky (“Lasky”), the managing members of BCMC VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

  SOLE DISPOSITIVE POWER

7,737,465 shares of Common Stock, except that BCMC VII, the general partner of BCP AIV, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,737,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

859,329 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

  SOLE DISPOSITIVE POWER

859,329 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

1,138,860 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

  SOLE DISPOSITIVE POWER

1,138,860 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

  SOLE VOTING POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

  SOLE DISPOSITIVE POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 96209A104	13 D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

  SHARED VOTING POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

  SHARED DISPOSITIVE POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,015,052 shares of Common Stock.
	8

  SHARED VOTING POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 1,015,052 shares of Common Stock.
	10

  SHARED DISPOSITIVE POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,750,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

  SHARED VOTING POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

  SHARED DISPOSITIVE POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

  SHARED VOTING POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

  SHARED DISPOSITIVE POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

  SHARED VOTING POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

  SHARED DISPOSITIVE POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 11 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

  SHARED VOTING POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

  SHARED DISPOSITIVE POWER

9,735,654 shares of Common Stock, of which 7,737,465 are directly owned by BCP AIV, 859,329 are directly owned by BFF VII and 1,138,860 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,735,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 12 of 13 Pages

Statement on Schedule 13D

This Amendment No. 3 (this “Amendment”) to the Statement on Schedule 13D originally filed by the Reporting Persons on November 1, 2021 (as amended from time to time, the “Schedule 13D”) relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Wework Inc., a Delaware corporation (the “Issuer” or the “Company”). This Schedule 13D is being filed by Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”), Benchmark Founders’ Fund VII, L.P. (“BFF VII”), Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”), Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, and Mitchell H. Lasky.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 2,110,280,756 shares of Class A Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	Information with respect to all transactions in the shares of Class A Common Stock effected within the last 60 days by the Reporting Persons is set forth in Annex I of this Schedule 13D.

(d)	Not applicable.

(e)

As previously disclosed, BCP AIV, for itself and as nominee for BFF VII and BFF VII-B, are a party to that certain Amended and Restated Stockholders Agreement dated May 5, 2023 by and among the Issuer, SVF Endurance (Cayman) Limited (“SVF 1”) and SVF II WW Holdings (Cayman) Limited (together with SVF 1, the “Other Parties”). Following the transactions reported in Item 5(c) above, BCP AIV no longer has the right to designate a nominee to the Issuer’s board of directors under the Amended and Restated Stockholders Agreement, and as such, the Reporting Persons on this Schedule 13D no longer may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties.

CUSIP NO. 96209A104	13 D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2023

BENCHMARK CAPITAL PARTNERS VII (AIV), L.P., a Delaware Limited Partnership
BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership
BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership
BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

Annex I

Information With Respect to Transactions of Class A Common Stock during the Past 60 Days

Reporting Person Who Effected The Transaction	Date of Transaction	Nature of Transaction	Number of Shares	Average Price Per Share	Where and How the Transaction was Effected
BCP AIV	8/15/2023	Sale of Class A Common Stock	4,296,689	$0.2003	Open market sale on NYSE
BFF VII	8/15/2023	Sale of Class A Common Stock	477,193	$0.2003	Open market sale on NYSE
BFF VII-B	8/15/2023	Sale of Class A Common Stock	632,419	$0.2003	Open market sale on NYSE
BCP AIV	8/16/2023	Sale of Class A Common Stock	3,440,780	$0.1587	Open market sale on NYSE
BFF VII	8/16/2023	Sale of Class A Common Stock	382,135	$0.1587	Open market sale on NYSE
BFF VII-B	8/16/2023	Sale of Class A Common Stock	506,440	$0.1587	Open market sale on NYSE